Exhibit 99.1

Catalyst to Seek Expedited Review of U.S. Countervailing Duties

RICHMOND, BC, Oct. 14, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today announced that it will seek an expedited review of the Final Determination by the U.S. Department of Commerce (DOC), dated October 13, 2015, to impose countervailing duties on the company's exports of supercalendered paper to the U.S.

The DOC imposed preliminary countervailing duties on imports of supercalendered paper from four Canadian paper producers – Port Hawkesbury Paper, Resolute Forest Products, Irving Paper and Catalyst Paper – on July 27, 2015.  Despite its statutory obligation to examine each of the companies, the DOC refused to examine Catalyst Paper and Irving Paper individually, and instead assigned them a preliminary "all-others" rate of 11.19%, which is the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

Since August 4, 2015, based on this rate, Catalyst has deposited to the U.S. treasury approximately $1.3 million, representing sales of  17,000 tonnes of supercalendered paper to U.S. customers.

In its Final Determination, the DOC once again refused to examine Catalyst Paper and Irving Paper individually and instead assigned them a final "all-others" rate of  18.85%, which this time is a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

"We are disappointed with this outcome," says Joe Nemeth, President & Chief Executive Officer. "We will seek an expedited review of our case by the U.S. Department of Commerce as soon as possible."

The Coalition for Fair Paper Imports — U.S.-based Madison Paper and Verso Corporation — alleges that the Canadian federal and provincial governments subsidized the four Canadian supercalendered paper producers. Supercalendered paper is glossy paper used in retail catalogues, flyers and magazines.

"Catalyst rejects the allegation that we've received government subsidies, and we're confident that a full and fair investigation by the U.S. Department of Commerce would confirm this," said Nemeth.

Following the DOC's Final Determination, the U.S. International Trade Commission (ITC) will consider whether imports of supercalendered paper from Canada have injured the U.S. industry.  If the ITC reaches an affirmative determination, the DOC is expected to issue its Final Order on the case in early December 2015, after which time Catalyst may request an expedited review of its case by the DOC.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statement that the company will be seeking an expedited review of the company's case by the DOC are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended June 30, 2015, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President and Chief Financial Officer, Tel: 604-247-4014, Email: Frank.DeCostanzo@catalystpaper.com; Media Contact: Len Posyniak, Senior Vice President, Human Resources & Corporate Services, Tel: 604-290-3547, Email: Len.Posyniak@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 19:30e 14-OCT-15